Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in the Registration Statements on Form S-3 (No. 333-252673, 333-231932, 333-209304, and 333-202045) and on Form S-8 (No. 333-252959) of our report dated March 2, 2022, relating to the consolidated financial statements and effectiveness of internal control over financial reporting of Vuzix Corporation appearing in this Amendment No. 1 to the Annual Report on Form 10-K/A for the year ended December 31, 2021.

Our report dated March 2, 2022 on the effectiveness of internal control over financial reporting as of December 31, 2021, expressed an opinion that Vuzix Corporation had not maintained effective internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

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/s/ Freed Maxick CPAs, P.C.

Buffalo, New York

October 25, 2022